August 23, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation
Form 10-K for the Fiscal Year Ended July 31, 2009
Form 10-Q/A for the quarterly period ended January 31, 2010
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are requesting additional time for the Company to submit its responses to the comments of the Commission Staff as set forth in your letter, dated August 10, 2010 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 and the Company’s Quarterly Report on Form 10-Q/A as referenced above.  We respectfully request an extension until Tuesday, September 7, 2010 to respond to comments #2 and #4 in your August 10th letter.  We also respectfully request an extension until Friday, September 17, 2010 for the Company to submit its responses to comments #1 and #3 in your August 10th letter to allow the Company sufficient time to engage a valuation expert and obtain a preliminary analysis from such expert to address such comments.  To the extent that any restatement of a prior filing of the Company may be required in connection with any of the comments raised in your August 10th letter, we also respectfully request that the Company be allowed to file any such restatement at such time as all comments in your August 10th letter have been resolved.  We have discussed this extension request with Ms. Ignat via the telephone.

Please let me know if you have any questions.  You may contact me at telephone number (215) 851-8472, by facsimile (215) 851-8383 or by e-mail at gmiller@eckertseamans.com.

Thank you.

Very truly yours,

/s/ Gary A. Miller

Gary A. Miller

cc:	Rose C. Perri, Chief Financial Officer
Mark Fletcher, Executive Vice President & General Counsel